

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 5, 2009

Christian O. Henry
Chief Financial Officer
Illumina, Inc.
9885 Towne Centre Drive
San Diego, CA 92121

   Re: **Illumina, Inc**
      Form 10-K for the Fiscal Year Ended December 30, 2007
      Filed February 26, 2008
      File No. 000-30361

Dear Mr. Henry:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

         Sincerely,

         Angela Crane
         Branch Chief